EXHIBIT 99.2

YANDEX N.V.

OFFER TO EXCHANGE

SARS FOR REPLACEMENT RESTRICTED SHARE UNITS

INDIVIDUAL AWARD STATEMENT

Dear [name]

[Email address]

Yandex is offering you the opportunity to exchange your eligible outstanding SARs granted under the Yandex Equity Incentive Plan (the “Equity Plan”) for new replacement restricted share units pursuant to the Offer to Exchange dated April 1, 2015.

The table below sets out:

•                  The number of Existing SARs you hold as of April 1, 2015, together with the relevant Measurement Price(s) of each applicable award

•                  The number of RSUs that you would receive in exchange for your Existing SARs, if you choose to accept the Offer to Exchange

•                  The “breakthrough price(s)” — the stock market trading price of our Class A shares at which your new RSU grant would provide less return to you than each applicable grant under your Existing SARs

•                  The vesting schedule of replacement RSUs

Please note that, if you accept the Offer to Exchange, your replacement RSUs will be subject to a different, longer vesting and exercise schedule than the Existing SARs, as described in details in the Offer to Exchange.

You are restricted to exercise the replacement RSUs until April 10, 2016, regardless of whether the RSUs are vested at the time of exchange or vest during the period before April 10, 2016.

As a consequence of these new vesting and exercise terms, you will need to remain employed with Yandex for a longer period of time to obtain the full potential benefit of your RSUs.

The replacement RSUs will be granted pursuant to our Equity Plan and, accordingly, will be governed by the terms and conditions of the Equity Plan.

To make an informed decision whether to accept or reject the exchange offer, please carefully read this statement together with the following documents:

•                  Offer to Exchange

•                  Election Form and Release Agreement

These documents are available for download at https://wiki.yandex-team.ru/option/SAR-RSUexchange/.show and are provided in English.

After you carefully read the documents mentioned above, please print out the Election Form and Release Agreement and fill it out, indicating your decision.

If you have any questions and/or any of the information contained in the following table is not correct, or if you believe that you hold options that should be eligible for the Exchange Offer but are not reflected in the following table, please contact Daria Isaenko at #2017 or disaenko13@yandex-team.ru.

We will be happy to answer your questions about the exchange offer individually.

Please also note that you are required to provide spousal consent for this exchange. We will arrange for a notary in the office and will notify you about the details accordingly.

Grant Date of Existing SARs	Per Share Measurement Price of Existing SARs	Number of Existing SARS	Breakthrough Price	Number of Replacement RSUs to be Granted on Exchange	Vesting Schedule of Replacement RSUs
*

* The new vesting schedule is applicable to the number of awards as of the date of the initial grant and is adjusted for the awards, exercised before the date of this Offer.

Thank you!

Equity Incentive Programs
on behalf of Yandex N.V.